EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement Re: Computation of Per Share Earnings

(Thousands, except per share amounts)

(Unaudited)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2005	2004	2005	2004
Net income	$(8,671)	$(8,285)	$32,356	$23,611
Debenture interest less taxes	—	60	—	179

Net income - diluted	$(8,671)	$(8,225)	$32,356	$23,790

Average common shares outstanding - basic	27,560	27,373	27,564	26,868
Stock options	70	43	62	47
Convertible debentures	—	272	—	272

Average common shares outstanding - diluted	27,630	27,688	27,626	27,187

Earnings per share of common stock - basic	$(0.31)	$(0.30)	$1.17	$0.88

Earnings per share of common stock - diluted	$(0.31)	$(0.30)	$1.17	$0.88

For the three- and nine-month periods ended Sept. 30, 2005, 6,000 shares were excluded from the calculation of diluted earnings per share because the effect would have been antidilutive. For the three- and nine-month periods ended Sept. 30, 2004, 202,800 shares and 18,000 shares, respectively, were excluded from the calculation of diluted earnings per share for this reason.